May 19, 2022

May 19, 2022

VIA EDGAR

Division of Corporation Finance
Office of Life Sciences
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeanne Baker and Terence O’Brien

Re:         Responses to the Securities and Exchange Commission
Staff Comments dated May 9, 2022, regarding
IM Cannabis Corp.
Form 40-F filed April 4, 2022
File No. 001-40065

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the May 9, 2022 letter regarding the above-referenced Annual Report for the fiscal year ended December 31, 2021 on Form 40-F (File No. 001-40065) (the “Annual Report”) of IM Cannabis Corp. (the “Company”, “we,” “our,” or “us”) filed on April 4, 2022 with the SEC. For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Form 40-F for the Fiscal Year Ended December 31, 2021

Exhibit 99.3
Management’s Discussion and Analysis
Procedures and Internal Control over Financial Reporting, page 46

Staff Comment No. 1.

Consistent with Item 307 of Regulation S-K, please amend your filing to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. In this regard, please note that Item 307 of Regulation S-K is a separate requirement from the requirements of Item 308 of Regulation S-K.

May 19, 2022

Company’s Response:

The Company notes that the required conclusions of its principal executive and principal financial officers regarding the effectiveness of its disclosure controls and procedures as of the end of the period covered by the Annual Report has been included in the body of the Form 40-F under the sub-header “Disclosure Controls and Procedures” rather than in the exhibits to the Form 40-F. The Company believes that the scope and content of the report included in the body of the Form 40-F is responsive to the requirements of Form 40-F and is consistent with the scope and content of similar reports filed by other foreign private issuers on Form 40-F.

Staff Comment No. 2.

Please amend your filing to provide all of the disclosures required by Item 308(a) of Regulation S-K regarding management’s assessment of internal control over financial reporting. Please ensure that your revised disclosures:

•	Provide a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting; and
•	Identify the framework used by management to evaluate internal control over financial reporting, whether the criteria set forth by COSO or another framework.

Company’s Response:

The Company notes that the disclosures required by Item 308(a) of Regulation S-K regarding management’s assessment of internal control over financial reporting has been included in the body of the Form 40-F under the sub-header “Management’s Annual Report on Internal Control over Financial Reporting” rather than in the exhibits to the Form 40-F. The Company believes that the scope and content of the report included in the body of the Form 40-F is responsive to the requirements of Form 40-F and is consistent with the scope and content of similar reports filed by other foreign private issuers on Form 40-F.

Staff Comment No. 3.

To avoid confusion regarding your conclusion, please revise your statement regarding the effectiveness of Company’s internal control over financial reporting to remove the phrase "and yet constantly seek to improve it."

Company’s Response:

The Company notes that, pursuant to General Instruction B(3) of Form 40-F, that management’s discussion and analysis for the year and three months ended December 31, 2021 and filed as Exhibit 99.3 to the Annual Report, was prepared in accordance with Canadian law.

May 19, 2022

Staff Comment No. 4.

Please clarify the disclosure under the heading LIMITATION ON SCOPE OF DESIGN as follows:

•
Please confirm that management conducted an assessment of your acquired business's internal control over financial reporting in the period between the consummation date and the date of management's assessment. Alternatively, please provide the disclosures set forth in Question 3 of Management's Report in Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports - Frequently Asked Questions (revised September 24, 2007); and

•
Refer to Question 7 of Management's Report in Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports - Frequently Asked Questions (revised September 24, 2007) with regard to changes in your internal controls related to business combinations.

Company’s Response:

The Company notes that the disclosure in the body of the Form 40-F under the sub-header “Management’s Annual Report on Internal Control over Financial Reporting” confirms that management’s evaluation of the Company’s internal control over financial reporting did not include an evaluation of the internal controls of MYM or Trichome (each as defined in the Annual Report) and management’s conclusion regarding the effectiveness of the Company’s internal control over financial reporting does not extend to the internal controls of MYM or Trichome.

The Company further notes that the disclosure in the body of the Form 40-F under the sub-header “Changes in Internal Control over Financial Reporting” discloses that no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

* * * * *

Thank you for your review of the filing. If you should have any questions regarding this response letter, please do not hesitate to contact the undersigned at +972-50-220858, or James Guttman of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7376.

Sincerely, IM Cannabis Corp.

/s/ Shai Shemesh

Shai Shemesh Chief Financial Officer

cc:     James Guttman, Dorsey & Whitney LLP